02016070

Form 6-K

P.E. 12/31/01

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PROCESSED
FEB 2 2 2002
THOMSON
FINANCIAL

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of DECEMBER 2001

THE "SHELL" TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

(translation of registrant's name into English)

Shell Centre, London SE1

(address of principal executive offices)

K:\L S S L\Other\Form 6-K\Form 6K.doc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

THE "SHELL" TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

(Registrant)

By ____________________

(Assistant Company Secretary)

Date 3 January 2002

NEWS RELEASE

FOR IMMEDIATE USE: 4 DECEMBER 2001

DUTCH-BUILT VESSEL NAMED

The newly built 10,000-deadweight product carrier Asprella, which has been chartered by Shell companies for three years, was officially named today in a ceremony at the Frisian Shipyard, Welgelegen in the Netherlands.

The double-hulled vessel, leased from Pritchard-Gordon Tankers Limited, has been specially built with a shallow draft to trade up the rivers in South America for Shell's business activities based in the Caribbean.

Jeff Jarman, Shipping Portfolio Manager for Shell Trading said: "With Shell's strong ties to the Netherlands and Dutch shipping, it is very pleasing once again to be taking on a new Dutch-built vessel."

He continued: "In recent years, Shell has been actively developing its share of the Caribbean supply business and Asprella will enable Shell to continue developing its strength in the niche product market for specialist vessels thereby adding value to the bottom line."

Asprella was named in a ceremony by Elisabeth De Cuba, wife of John De Cuba, who was until recently the General Manager of Shell West, based in Barbados, in the Caribbean.

The vessel will be managed by Shell International Trading & Shipping Company in London.

Ends

ENQUIRIES:

Shell International Media Relations **Cerris Tavinor** **+44 (0) 20 7934 3045**

Notes to Editors

Asprella's main characteristics

Length overall	126.95 metres
Length pp	121.40 metres
Breadth	19.80 metres
Depth	8.35 metres
Capacities	
Cargo tanks 100%	11,100 cubic metres
Draught summer	6.50 metres
Draught ballast	4.15 metres
Deadweight	9,990 tonnes
Speed at T summer	12.8 knots

NEWS RELEASE

FOR IMMEDIATE USE: 13 DECEMBER 2001

SHELL WINS BIDS FOR TWO MAJOR POWER PROJECTS IN NIGERIA

The Shell Petroleum Development Company of Nigeria Ltd (SPDC) announced today that it has received letters of award for two major gas fired power projects at the Afam Power Plant, near Port Harcourt from the National Electric Power Authority (NEPA).

The contracts, to Refurbish, Operate and Transfer (ROT) the Afam I-IV plant, and to Lease, Operate and Transfer (LOT) the Afam V plant, will involve investments by Shell and its joint venture (JV) partners of some $540 million. Under the terms of the bids, Shell will take over the existing assets in 2002 and operate the Afam Power Plant for a period of 15 years.

Shell and its JV partners are presently working with NEPA to finalise detailed agreements and arrangements for handover of the plant.

The projects are expected to be undertaken in conjunction with Eskom Enterprises (Pty) Ltd of South Africa acting as operations and maintenance contractor to Shell, subject to the successful conclusion of final agreements. The Afam Power Plant currently supplies about 240 MW to Nigeria's national power grid. The new investments are expected to make around 400 MW available to the Nigerian national grid in 2002, increasing to 930 MW by 2004.

The Managing Director of SPDC, Ron van den Berg said the contract is indicative of Shell's commitment to continue with its contributions to Nigeria's national development.

SPDC's Director New Business, Gas and Planning, Steve Ratcliffe, said: "Shell is proud to be involved in this project which is of national importance to Nigeria. In line with our commitment to sustainable development, the gas fired power project will increase NEPA's national power generation capacity by over 20 per cent, and will help stimulate Nigeria's economy by providing reliable, affordable and cleanly generated power."

ENQUIRIES:

Shell International Media Relations — Justin Everard — +44 (0) 20 7934 3277

Royal Dutch Petroleum Company

&

The "Shell" Transport and Trading Company, p.l.c.

New plans and targets for the Royal Dutch / Shell Group

Executives of the Royal Dutch / Shell Group of Companies discussed delivery of Shell's roadmap targets set in 1998, and described strategies and new targets during a presentation to fund managers and analysts in London today, 17th December 2001. The presentation will be repeated in New York tomorrow. The London presentation can be viewed on www.shell.com/investor.

Highlights of the presentation:

- The Group is well positioned to deliver good returns even in a continuing recession as a result of its strong balance sheet, balanced set of businesses and low cost structure. This will allow continued disciplined investment throughout the business cycle.
- All roadmap targets set in 1998, including $5 billion cost improvements and 14% return on average capital employed (ROACE) at roadmap premises, are expected to be exceeded in 2001.
- Reference conditions - the baseline for tracking performance - remain conservative. The main changes are lower marketing margins reflecting continual competitive pressure, and higher Brent oil prices – now premised at $16 a barrel. Overall the new reference conditions are as challenging as the previous baseline.
- ROACE for the whole Group of between 13% and 15% is targeted at reference conditions.
- Established businesses (Exploration and Production, Oil Products and Chemicals) will be capable of delivering 15% ROACE at reference conditions. For the next two years, Exploration and Production is expected to deliver around 18% at reference conditions.
- Established businesses are expected to deliver unit operating cost reductions of 3% a year in each of the next two years, contributing to a total pre tax benefit from operating cost improvements of some $500 million a year. The focus on capital efficiency continues.
- Priority is being given to returning some $7 billion of assets with unsatisfactory returns to acceptable profitability. If a route to satisfactory performance cannot be found, portfolio action will be taken.
- Capital investment plans for the next two years remain around $12 billion a year. In the longer term, growth in capital employed of some 5% a year is expected, with the highest growth in Exploration and Production and Gas and Power.
- Upstream volume growth averaging 3% a year (2000 – 2005) is expected, while contracted sales volumes of liquefied natural gas are projected to grow at 6% a year.
- Definitive agreements have now been signed for the acquisition of Texaco's interests in Equilon and Motiva, the downstream joint ventures in the USA. These acquisitions remain subject to regulatory approvals. Applying best practice to these businesses, as demonstrated in Oil Products activities outside the USA, will contribute substantially to the expected earnings improvement.

- The desired gearing level (debt to debt + equity) remains at 20-30%.
- The strong balance sheet and cash generating capacity ensure a continuing capability to deliver 50% higher cash to shareholders (dividends plus share buybacks) on average in 2001 to 2005 compared to 2000. So far, the buyback programme, which commenced at the start of 2001, has returned $4 billion dollars to shareholders.

Over the past three years the Group's delivery against its roadmap targets has been outstanding. The Group's robust profitability will enable it to perform well going forward in the uncertain business environment. The organisation's competitive edge, from its technology, brand, reach and reputation, will enable it to continue growing earnings by capturing and developing profitable investments. The balance between returns and growth has been chosen to maximise shareholder value from the strong portfolio, as well as from the talents and capabilities of staff. The Group and its constituent businesses have defined new target frameworks. Just as it has successfully delivered on its roadmap promises, the Group is fully committed to delivering on its promises in the future.

17 December 2001

Investor Relations inquiries:

London	*Simon Henry*	*+44 (0)20 7934 3855*
	Mike Harrop	*+44 (0)20 7934 6287*
The Hague	*Jan van der Plas*	*+31 (0)70 377 3996*
New York	*David Sexton*	*+1 212 218 3112*

NEWS RELEASE

▶ FOR IMMEDIATE USE: 20 DECEMBER 2001

SHELL AND RWE DEA WIN APPROVAL FOR JOINT VENTURE

Shell and RWE DEA today announce that they have secured agreement from the German Cartel Office for the oil products part of their proposed joint venture. The agreement means that the new company Shell & DEA Oil Gmbh will retain its quality refinery portfolio and have approximately 20% of the German retail market, making the JV a leader in the world's third largest oil products market.

Adrian Loader, President of Shell Europe Oil Products said: "This is exciting news. We are now in a position to enhance our service to the more than 2 million customers who visit Shell and DEA stations every day - helped by lower costs and a world class refinery capability. I am confident that this deal will enable us to grow shareholder value in Europe".

Conditions of the approval of the deal include the divestment of some 5% of retail market share and the provision of long-term supply agreements for independent operators acquiring sites from the joint venture. The joint venture will also make available supplies from the depots along the Rhine-Main pipeline.

The EU Commission has been handling the petrochemicals part of the deal. Following the positive market testing of the solution offered to the Commission, the outcome of this review is expected soon.

Excluding restructuring costs, the deal will enhance earnings and cashflow from 2002. Mr Loader said, "The conditions imposed by the regulatory authorities will not impact on our ability to deliver synergies of minimum $150 million each year as envisaged in the original plan and I am confident that we will identify further synergies as the integration of the two companies progresses.

"The new company, Shell & DEA Oil Gmbh will be up and running as soon as we receive the EU Commission approval."

Shell's European oil products organisation – of which the joint venture will be part – operates in 28 countries. It has a retail network of some 11,000 sites and serves 6 million customers per day.

ENQUIRIES:

Shell International Media Relations   Justin Everard   +44 (0) 20 7934 3277

NEWS RELEASE

▶ FOR IMMEDIATE USE: 20 DECEMBER 2001

SHELL CHEMICALS WELCOMES EUROPEAN COMMISSION DECISION ON SHELL/DEA TRANSACTION

Shell welcomes the positive decision the European Commission has taken on the Shell/DEA transaction. "The Commission's announcement completes the final step in the regulatory review processes, in both Brussels and in Germany, of the Shell/DEA transaction," said Rein Willems, Vice President Procurement and Business Units, Shell Chemicals Limited.

Shell has worked closely with the Commission during its Phase 2 in-depth review process to respond to concerns expressed by the Commission.

Shell has provided a commitment to make a previously unplanned investment at its ethylene sea terminal facility at Moerdijk in the Netherlands. This investment will have the effect of increasing the amount of ethylene that can be supplied by third parties by sea into the ARG+ ethylene pipeline network linking facilities in the Netherlands, Belgium and Germany.

Shell has also restated formally its already existing and continuing policy for access and use of this terminal (the only one of the five sea terminals on the pipeline owned and controlled by Shell or DEA) by competitors and customers, who do not have such a facility.

"The Decision formulated by the Commission provides a positive backdrop for future restructuring of the European petrochemicals industry," added Rein Willems.

"Approval of this transaction matters very much to us. It represents a significant milestone in the ongoing restructuring of the European petrochemicals industry in the light of the evolution of the Single European Market. These are core businesses for Shell and their continued competitiveness on a global basis is crucial.

"This is a very important step for Shell, for RWE and for DEA and our teams and their advisers have spared no effort in this process to bring the transaction to this successful conclusion."

Ends

ENQUIRIES:

Shell International Media Relations **Justin Everard** **+44 (0) 20 7934 3277**

Notes to Editors

DEA currently owns and operates chemical plants at Heide in Northern Germany (ethylene, propylene and aromatics) and at Wesseling, close to the existing Shell refinery at Godorf (ethylene, propylene, aromatics, methanol and Di-methyl ether). In addition, DEA currently holds the marketing rights to various petrochemicals produced at refineries in Schwedt (aromatics) and Karlsruhe (propylene) in which they have minority shareholdings. Deutsche Shell Chemie, which operates a customer service center in Eschborn, will sign an agency agreement with the new company by which DSC will take over the sales and marketing functions for all the above products.

The DEA products and customers fit well with Shell Chemicals strategic position. The products are in the main bulk petrochemicals delivered to large customers, and all contact with customers will be integrated into our structures.

Shell Chemicals collectively refers to the companies of the Royal Dutch/Shell Group engaged in the chemicals business. Shell chemical companies manufacture and deliver petrochemical building blocks and polyolefins to industrial customers. These products are widely used in plastics, coatings and detergents. For further information please visit our website on www.shell.com/chemicals